

January 30, 2015

<u>Via E-mail</u>
Robert E. Alderson
President and Chief Executive Officer
Kirkland's, Inc.
2501 McGavock Pike, Suite 1000,
Nashville, TN 37214

> **Re:** **Kirkland's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed April 17, 2014**

Dear Mr. Alderson:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Dietrich A. King for

                            Mara L. Ransom
                            Assistant Director